Rise Companies Corp.

11 Dupont Circle NW

9th Floor

Washington, DC 20036

VIA EDGAR

July 23, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010
Attn: Erin Martin

Re:	Fundrise eFund, LLC (the “Company”) Offering Statement on Form 1-A/A (the “Offering Statement”) filed May 21, 2021
File No. 024-11210

Dear Ms. Martin:

We filed the above-referenced Offering Statement on Form 1-A/A on May 21, 2021. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on July 26, 2021 at 12:00 PM, or as soon thereafter as is reasonably practicable.

Very truly yours,

/s/ Bjorn Hall
Bjorn Hall

cc:	Mark Schonberger, Esq.